UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2013

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 002-26821

A.	Full Title of Plan: Brown-Forman Corporation Savings Plan

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:

Brown-Forman Corporation

850 Dixie Highway

Louisville, Kentucky 40210

Brown-Forman Corporation

Savings Plan

Plan #006 EIN #61-0143150

Financial Statements

December 31, 2013 and 2012

Supplemental Schedule

December 31, 2013

Brown-Forman Corporation Savings Plan

Index

December 31, 2013 and 2012

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Brown-Forman Corporation Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Corporation Savings Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Louisville, Kentucky

June 26, 2014

Brown-Forman Corporation Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
ASSETS
Investments, at fair value	$404,579,396	$326,042,670
Employer contributions receivable	1,955,099	1,887,202
Participant contributions receivable	312,353	312,481
Other receivables	—	333,561
Notes receivable from participants	3,254,889	2,845,877

Net assets available for benefits at fair value	410,101,737	331,421,791
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(188,616)	(421,537)

Net assets available for benefits	$409,913,121	$331,000,254

The accompanying notes are an integral part of the financial statements.

Brown-Forman Corporation Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions
Contributions
Employer	$9,009,997
Participants	15,054,860
Rollovers	401,995

Total contributions	24,466,852
Interest and dividends	3,506,363
Interest income on notes receivable from participants	124,642
Net appreciation in fair value of investments	70,446,460
Other	157,459

98,701,776
Deductions
Benefits payments	19,658,122
Administrative expenses	126,078

19,784,200

Net increase before transfers to other plans	78,917,576
Transfers to Company sponsored Plans	(4,709)
Net assets available for benefits
Beginning of year	331,000,254

End of year	$409,913,121

The accompanying notes are an integral part of the financial statements.

Brown-Forman Corporation Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of Plan

The sponsor of the Brown-Forman Corporation Savings Plan (the Plan), Brown-Forman Corporation (the Company or the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Company’s operations include the production, importing, and marketing of wines and distilled spirits.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

General

The Plan is a defined contribution plan covering substantially all salaried employees of the Company as well as salaried and nonunion hourly employees of the Company’s subsidiaries who are not members of a collective bargaining unit, including, effective December 31, 2012, all employees of Sonoma Cutrer Vineyards. An employee becomes eligible to participate in the Plan on their employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective December 31, 2012, the assets of the Brown-Forman Winery Operations Savings Plan (the “Winery Plan”), including investments of $5,353,650 and notes receivable of $136,549, merged into the Brown-Forman Corporation Savings Plan. All participant account balances were transferred from the Winery Plan to this Plan. The Winery Plan’s provisions are consistent with the Plan. The former Winery Plan participants maintained their vesting schedule after the merger. The merger is reflected on the Statement of Changes in Net Assets Available for Benefits in “transfers from Winery Plan.”

Effective February 23, 2012, salaried and non-union hourly employees of Magnolia Investments, Inc., a subsidiary of the Company, adopted this plan for the benefit of its eligible employees.

Contributions

Non-highly compensated employees may contribute to the Plan between 1% and 50% of their annual compensation. For the years ended December 31, 2013 and 2012, highly compensated employees could contribute between 1% and 16% of their annual compensation. Employee contributions are not to exceed the Section 402(g) Internal Revenue Code (the IRC) limitation for the calendar year of $17,500 for 2013 and $17,000 for 2012. Newly hired employees, including those at Sonoma Cutner Vineyards, and employees who have not completed a salary reduction form will be automatically enrolled in the Plan at a 5% effective deferral of their compensation unless they indicate a desire not to make contributions or elect to enroll at a different percentage. New employees may transfer assets from their former employers’ qualified plans to the Plan.

Eligible participants who have attained age 50 before the close of the plan year may make catch-up contributions in an amount of 1% to 50% of the employee’s compensation, subject to the limitations of the IRC.

Participants are eligible to receive the Company’s matching contribution on the employee’s employment commencement date. The Company’s matching contribution is equal to 100% of the participant’s elective deferral up to 5% of the participant’s annual compensation.

Each participant’s account is credited with the participant’s contribution and an allocation of (i) the Company’s matching contribution on a quarterly basis, and (ii) plan earnings on a daily basis. Allocations are based on the participants’ contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Internal Revenue Service and the Plan, credited to a participant’s account in a plan year may not exceed the lesser of (i) $51,000 or (ii) 100% of the participant’s compensation in the plan year. Additional maximum limits exist if the participating employee also participates in a qualified defined benefit plan maintained by the Company.

Brown-Forman Corporation Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers participants several different investment choices, including mutual funds, a common collective trust fund and Brown-Forman Corporation Class B common stock in the ESOP component of the Plan.

Vesting

Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company’s contributions and earnings thereon is 25% per year of continuous service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability.

Withdrawals

Upon termination of service, a participant can elect to transfer his vested interest in the Plan to a qualified plan of his new employer, roll over his funds into an Individual Retirement Account (IRA), or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. Withdrawals of investments in Brown-Forman Class B common stock may be taken in the form of Brown-Forman Class B common stock or cash. If the vested account balance is $1,000 or less, an automatic lump sum distribution will be made. If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA with Fidelity Management Trust Company (Fidelity), the trustee and related entity of the recordkeeper as described in the Plan. In the event of death, the participant’s beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. A participant may also withdraw their vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. The participant’s contributions shall be suspended for six months after the receipt of a hardship distribution.

Effective January 1, 2013, an In-Service withdrawal provision was added to the Plan to allow those active employees age 59 1⁄2 or older to take a distribution from the Plan.

Notes Receivable from Participants

A participant may request permission from the plan administrator to borrow a portion of such participant’s vested benefit under the Plan. Loans are limited to the lesser of $50,000 or 50% of the vested account balance. Loans must bear a reasonable rate of interest, be secured by the balance in the participant’s account, and be repaid within five years. Interest rates are fixed and are equal to the prime rate plus one percent as determined by the prime rate in effect during the month prior to the loan. Principal and interest are paid ratably through payroll deductions. Participants do not share in the earnings from the Plan’s investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the applicable participant’s account. The interest rates on outstanding loans ranged from 4.25% to 6.25% at December 31, 2013 and from 4.25% to 8.5% at December 31, 2012.

Brown-Forman Corporation Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce Company contributions, as defined in the plan document, or effective January 1, 2011, used to pay administrative expenses of the Plan. The remaining forfeitures, if any, shall be used to reduce Employer matching contributions. The unused forfeited balances totaled $96,246 and $66,928 at December 31, 2013 and 2012, respectively. No forfeited balances were used in 2013 to reinstate previously forfeited account balances of re-employed participants, to allocate to eligible participants or to pay administrative expenses. Forfeited amounts of $118,500 were used to reduce Employer matching contributions in 2013.

Employee Stock Ownership Plan

Effective September 1, 2010, the Plan was amended to incorporate a participant directed Employee Stock Ownership Plan (ESOP). The conversion of the previous Company Stock Fund to an ESOP provides participants the option of having cash dividends payable on shares of Company Class B common stock held in the ESOP either paid directly to the participant in cash or reinvested in the ESOP.

Transfers (to) from Company Sponsored Plans

The Plan permits the transfer of participant account balances (to) from another Company sponsored plan as participants experience changes in employment status. As a result, $4,709 of Plan assets were transferred from the Plan to another Company sponsored plan during 2013.

Subsequent Plan Amendments

Subsequent to the Plan’s year end, certain amendments were made to the Plan documents on June 5, 2014 as follows:

a) Effective January 1, 2014:

•	Both highly and non-highly compensated employees may elect to defer a portion of compensation which would have been received in the Plan Year, up to 100% of eligible compensation until the 402(g) limit is reached in that year.

•	Catch-Up contributions will not be deducted from participant compensation until such point in time as the elective deferral 402(g) limit is reached for the year.

•	Effective January 1, 2014, terminated participants who are rehired by the Employer will be subject to the automatic deferral election provisions of the plan.

b) Effective August 1, 2014:

•	A Roth elective deferral account is established for participants who wish to defer all or a portion of their eligible compensation in an after-tax manner.

•	Matching contributions shall be determined by the Company based on payroll periods. A true-up match contribution will also be calculated for active Participants at the close of the Plan Year.

In addition to the above, Wells Fargo has been hired as Directed Trustee and Recordkeeper for the Plan replacing Fidelity Investments.

Brown-Forman Corporation Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or more advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Registered Investment Companies (mutual funds):

Shares of mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year end based on the quoted market value of the underlying assets on the last day of the year. These funds are registered with the Securities and Exchange Commission and are deemed to be actively traded.

Common Stock:

The Brown-Forman Class B Company Stock Fund (ESOP) is comprised of Brown-Forman Corporation Class B Common shares, which are valued at the quoted closing market price. The value of a unit reflects the market value of the underlying Sponsor stock.

Common Collective Trust:

The Plan’s interest in the Fidelity Managed Income Portfolio (a common collective trust) is valued at the NAV per unit as determined by the collective trust as of the valuation date, which approximates fair value. The underlying assets primarily consist of fixed income securities or bond funds. They are valued on the basis of the relative interest of each participating investor at the fair value of the underlying assets. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Redemptions made to another investment option by a participant may be made on any business day, provided the exchange is not directed into a competing fund (money market fund or other fixed income funds). Transferred amounts must be held in a non- competing investment option for 90 days before subsequent transfers to a competing fund can occur. The investment may be subject to redemption restrictions, at the trustee’s discretion, to the extent it is determined such actions would disrupt management of the fund. There are no unfunded commitments at December 31, 2013 and 2012.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. Fair value represents the net asset value of the underlying assets of the common collective trust. As required, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Brown-Forman Corporation Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Certain events could limit the ability of the Plan to transact at contract value with the financial institution issuers. Specifically, withdrawals or investment exchanges prompted by an employer-initiated event, such as withdrawals resulting from the sale of a division of the Plan Sponsor of a participating Plan, a corporate layoff or early retirement program, change(s) in the investment options of a participating Plan, or termination or partial termination of a participating Plan, may be paid at fair value, which may be less than contract value, or may be subject to a contract charge or penalty.

Money Market Fund:

The Plan’s interest in the Retirement Money Market Portfolio (money market fund) is valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value. The Retirement Money Market Portfolio is a fund of the Fidelity Money Market Trust (the “Trust”) and is authorized to issue a number of shares. The Trust is registered under the Investment Company Act of 1940 as an open ended management investment company. There are no unfunded commitments with respect to this investment; however, the investment may be subject to redemption restrictions, at the trustee’s discretion, to the extent it is determined such actions would disrupt management of the fund.

The Plan presents in the accompanying statement of changes in net assets available for benefits the net appreciation or depreciation in the value of its investments which consists of the realized gains or losses, the unrealized appreciation or depreciation on those investments, and capital gain distributions.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Notes Receivable from Participants

Notes receivable from participants are valued at the outstanding principal balance plus accrued interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a distribution is recorded.

Recent Accounting Pronouncements

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, which provides additional disclosure requirements for offsetting and related arrangements. These additional requirements became effective for the year ended December 31, 2013 and did not have an impact on the Plan’s financial statements.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Brown-Forman Corporation Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Investment management fees, record keeping fees and other reasonable administrative expenses are charged to and paid for by the Plan. All other administrative expenses of the Plan are paid for by the Company, except for certain fees that are paid by the participants.

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure that are not otherwise disclosed herein.

3.	Investments

The Plan’s investments are held by a custodian trust company. The following table presents the fair value of investments that represent 5% or more of Plan net assets at one or both year ends separately identified.

	December 31, 2013		December 31, 2012
	Number of Shares, Units or Principal Amount	Fair value	Number of Shares, Units or Principal Amount	Fair value
Investments at fair value
Fidelity Money Market Trust
Retirement Money Market Portfolio	23,839,417	$23,839,417	25,488,181	$25,488,181
Fidelity Growth Company Fund	719,165	86,091,217	663,724	61,912,133
Brown-Forman Corporation Class B Common Stock	781,500	59,057,976	768,687	48,619,437
Fidelity Diversified International Fund/K	751,982	27,703,015	715,963	21,400,128
PIMCO Total Return Fund	2,284,559	24,421,932	2,693,267	30,272,325
MFS Value Fund R4	970,354	32,215,747	916,405	23,230,875
Other investments individually less than 5%	17,614,412	151,250,092	19,177,429	115,119,591

		$404,579,396		$326,042,670

Brown-Forman Corporation Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

During 2013, the Plan’s investments, including gains on investments bought and sold, as well as held during the year, appreciated in value as follows:

Mutual funds	$60,844,282
Brown-Forman Corporation Class B common stock	9,602,178

$70,446,460

4.	Tax Status

The Internal Revenue Service has determined, and informed the Company by a letter dated September 17, 2013, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as described in the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain administrative costs incurred by the Plan are paid by the Sponsor. Recordkeeping fees incurred by the Plan are paid through a revenue credit program. Income received from the revenue credit program is reported as other income on the Statement of Changes in Net Assets Available for Benefits. In addition, other administrative services are provided by the Sponsor but not charged to the Plan. Administrative expenses totaled $126,078 in 2013.

During the current year, participants for the Plan were eligible to invest in Brown-Forman Class B common stock through the ESOP. Purchases and sales of $10,373,706 and 9,537,346 during 2013 and $14,837,562 and $9,597,732 during 2012, respectively, of Brown-Forman Corporation Class B common stock were made from the ESOP by the Plan.

7.	Fair Value Measurements

The fair values of assets and liabilities are categorized into three levels based upon the assumptions (inputs) used to determine those values. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment.

Brown-Forman Corporation Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A description of the valuation methodologies used for assets measured at fair value is included in Note 2. Fair value guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 — Quoted prices in active markets for identical assets. The Plan’s investments with active markets include its investment in Brown-Forman Corporation Class B common stock, as well as its investments in mutual funds which are reported at fair value utilizing Level 1 inputs. For these investments, quoted current market prices are readily available.

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets in active markets; quoted prices for identical or similar assets in markets that are not active; or inputs other than quoted prices that are observable, or that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets. The Plan has concluded that the investments in the common collective trust and money market fund represent a Level 2 valuation.

Level 3 — Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets. There are no investments in the Plan that represent a level 3 valuation.

There have been no changes in the valuation methodologies used at December 31, 2013 and 2012. The following table represents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2013:

	Fair Value Measurements at December 31, 2013
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds
Large cap	$146,738,596	$146,738,596	$—	$—
Mid cap	42,307,780	42,307,780	—	—
Small cap	6,488,950	6,488,950	—	—
International	30,747,071	30,747,071	—	—
Blended fund	56,920,305	56,920,305	—	—
Income	25,963,763	25,963,763	—	—

Total Mutual funds	309,166,465	309,166,465	—	—
Brown-Forman Corporation Class B common stock	59,060,051	59,060,051	—	—
Money market fund	23,839,417	—	23,839,417	—
Common collective trust fund	12,513,463	—	12,513,463	—

Total Investments	$404,579,396	$368,226,516	$36,352,880	$—

Brown-Forman Corporation Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

The following table represents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2012:

	Fair Value Measurements at December 31, 2012
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds
Large cap	$105,122,477	$105,122,477	$—	$—
Mid cap	27,531,286	27,531,286	—	—
Small cap	6,735,678	6,735,678	—	—
International	23,234,733	23,234,733	—	—
Blended fund	44,307,674	44,307,674	—	—
Income	30,272,325	30,272,325	—	—

Total Mutual funds	237,204,173	237,204,173	—	—
Brown-Forman Corporation Class B common stock	48,620,165	48,620,165	—	—
Money market fund	25,488,181	—	25,488,181	—
Common collective trust fund	14,730,151	—	14,730,151	—

Total Investments	$326,042,670	$285,824,338	$40,218,332	$—

There were no transfers between levels during 2013 and 2012.

Supplemental Schedule

Brown-Forman Corporation Savings Plan

Plan #006 EIN #61-0143150

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Cost***	Current Value
Janus Enterprise Fund I	216,954	Mutual fund shares		$17,835,765
PIMCO Total Return Fund	2,284,559	Mutual fund shares		24,421,932
Hartford Capital Appreciation	242,120	Mutual fund shares		14,442,450
MFS Value R4	970,354	Mutual fund shares		32,215,747
* Fidelity Growth Company Fund	719,165	Mutual fund shares		86,091,217
* Fidelity Low Priced Stock Fund K	357,848	Mutual fund shares		17,684,831
* Fidelity Diversified International Fund K	751,982	Mutual fund shares		27,703,015
* Fidelity Freedom K Income	107,288	Mutual fund shares		1,283,162
* Fidelity Freedom K 2000	54,881	Mutual fund shares		670,645
* Fidelity Freedom K 2005	36,046	Mutual fund shares		484,458
* Fidelity Freedom K 2010	54,512	Mutual fund shares		764,806
* Fidelity Freedom K 2015	335,760	Mutual fund shares		4,781,227
* Fidelity Freedom K 2020	742,429	Mutual fund shares		11,047,341
* Fidelity Freedom K 2025	478,793	Mutual fund shares		7,426,087
* Fidelity Freedom K 2030	548,501	Mutual fund shares		8,699,220
* Fidelity Freedom K 2035	527,352	Mutual fund shares		8,638,026
* Fidelity Freedom K 2040	405,884	Mutual fund shares		6,684,907
* Fidelity Freedom K 2045	221,197	Mutual fund shares		3,716,106
* Fidelity Freedom K 2050	129,772	Mutual fund shares		2,189,251
* Fidelity Freedom K 2055	44,330	Mutual fund shares		535,069
* Fidelity Money Market Trust Retirement Money Market Portfolio	23,839,417	Money market shares		23,839,417
* Fidelity Managed Income Portfolio	12,324,847	Common collective trust fund units		12,324,847	**
Vanguard Total Bond Market Index Fund	146,007	Mutual fund shares		1,541,831
* Spartan International Index Fund	74,878	Mutual fund shares		3,044,056
* Spartan Extended Market Index Fund	71,976	Mutual fund shares		3,844,983
* Spartan 500 Index Fund	213,608	Mutual fund shares		13,989,182
JP Morgan Small Cap Core Fund	117,235	Mutual fund shares		6,488,950
John Hancock Disciplined Value Mid-Cap Fund	162,194	Mutual fund shares		2,942,201
* Brown-Forman Corporation Class B Company Stock	781,500	shares Class B common stock		59,057,976
* Brown-Froman Class B stock purchase account	—			2,075
* Notes receivable from participants	Loans, interest rates ranging from 4.25% to 6.25%; various maturities through January 2019.			3,254,889

				$407,645,669

*	Party-in-interest to the Plan
**	This represents contract value for the Fidelity Managed Income Portfolio. At Fair Value this investment is $12,513,463.
***	Cost data has been omitted for the assets listed in the above table as the assets were all participant directed.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brown-Forman Corporation Savings Plan
(Name of Plan)

June 26, 2014	/s/ Lisa P. Steiner
(Date)	Lisa P. Steiner,
Senior Vice President, Chief Human Resources Officer
Member, Employee Benefits Committee
(Plan Administrator)

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm